EXHIBIT 11.2 CPI CORP. COMPUTATION OF EARNINGS PER SHARE - BASIC FISCAL YEARS ENDED FEBRUARY 7, 2004, FEBRUARY 1, 2003 AND FEBRUARY 2, 2002

	2003	2002	2001

Common shares outstanding at beginning of
fiscal period	18,288,006	18,201,743	17,885,645
Shares issued during the period - weighted average	54,113	76,709	194,810

Less: Treasury stock - weighted average	(10,260,500)	(10,238,303)	(10,239,843)

Weighted average number of common and common
equivalent shares	8,081,619	8,040,149	7,840,612

Net earnings (loss) applicable to common shares:
From continuing operations	$1,217,529	$7,633,569	$7,022,337
From discontinued operations	—	(1,093,844)	(481,692)

Net earnings	$1,217,529	$6,539,725	$6,540,645

Net earnings (loss) per common and common
equivalent shares:
From continuing operations	$0.15	$0.95	$0.90
From discontinued operations	—	(0.14)	(0.06)

Earnings per common share	$0.15	$0.81	$0.84